

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2007

Mr. Ted Kozub
Chief Financial Officer
Quantum Energy, Inc.
29-3800 Pinnacle Way
Gallaghers Canyon, Kelowna, BC, Canada
 V1W 3Z8

> **Re: Quantum Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended February 28, 2006**
> **Filed June 14, 2006**
> **Form 10-QSB for Fiscal Quarter Ended May 31, 2006**
> **Filed July 20, 2006**
> **Form 8-K**
> **Filed May 24, 2006**
> **Response Letter Filed March 5, 2007**
> **File No. 333-118138**

Dear Mr. Kozub:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Filed, May 24, 2006

1.   We note your response to our prior comment number one and we are unable to locate the requested pro forma information requested in our prior comment. We re-issue that portion of our prior comment. Please refer to Rule 11-01(a) of Regulation S-X.

2.   We note from the financial statements provided for KO-KO Petroleum, that Ted Kozub appears to be an officer of both companies. Please tell us if the transaction to acquire KO-KO's producing oil and gas properties represents a transaction between entities under common control. Refer to EITF 90-15 and FTP 85-5.

Form 10-QSB for the Fiscal Quarter Ended August 31, 2006

3.   Please tell us the effective date of your transaction to acquire KO-KO Petroleum's oil and gas assets.

4.   Please tell us and disclose how you have accounted for the oil and gas assets acquired from Ko-Ko Petroleum.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief